

April 30, 2014

<u>Via E-mail</u>
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada M5X 1A1

> **Re: Bank of Montreal**
> **Form 40-F for Fiscal Year Ended October 31, 2013**
> **Filed December 3, 2013**
> **File No. 1-13354**

Dear Mr. Flynn:

We refer you to our comment letter dated March 28, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance

        Colleen Hennessy
        Associate General Counsel
        Legal, Corporate and Compliance Group
        Bank of Montreal

Paul Bachand
Associate General Counsel
Legal, Corporate and Compliance Group
Bank of Montreal